September 14, 2007

Jill S. Davis

Branch Chief

United States Securities and Exchange Commission

100 F Street NE, Stop 7010

Washington, DC 20549

Newmont Mining Corporation

Form 10-K for Fiscal Year Ended December 31, 2006

Filed February 26, 2007

Forms 10-Q for Fiscal Quarters Ended March 31, 2007 and June 30, 2007

Filed April 27, 2007 and August 2, 2007

File No. 1-31240

Dear Ms. Davis:

In an August 17, 2007 letter, the Company indicated it anticipated September 7, 2007 for responding to comments raised by the Securities and Exchange Commission in its letter to the Company dated August 10, 2007 (the “Comment Letter”), with respect to the above referenced public reports on Form 10-K and Form 10-Q.

For the reasons outlined in the August 17, 2007 letter, we now expect our response to the Comment Letter on September 28, 2007.

Should you have any questions or require additional information, please do not hesitate to contact me at (303) 837-5874.

Sincerely,

/s/ Roger P. Johnson
Roger P. Johnson
Controller and Chief Accounting Officer

Cc:	Kevin Stertzel
Jennifer Goeken